SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

KONGZHONG CORPORATION

(Name of Issuer)

ORDINARY SHARES

(Title of Class of Securities)

50047P104

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	50047P104

1	Names of Reporting Persons. Nick Ning YANG
2	Check the Appropriate Box if a Member of a Group (a) G (See Instructions) N/A (b) G
3	SEC Use Only
4	Citizenship or Place of Organization: United States of America
Number Of Shares Beneficially Owned By Each Reporting Person With:	5	Sole Voting Power 188,466,160
	6	Shared Voting Power N/A
	7	Sole Dispositive Power 188,466,160
	8	Shared Dispositive Power N/A
9	Aggregate Amount Beneficially Owned by Each Reporting Person 188,466,160
10	Check if the Aggregate Amount in Row (9) Excludes G Certain Shares (See Instructions) N/A
11	Percent of Class Represented by Amount in Row (9) 12.5%
12	Type of Reporting Person (See Instructions) IN

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Item 1.

(a)	Name of Issuer: KongZhong Corporation

(b)	Address of Issuer’s Principal Executive Offices: 35th Floor, Tengda Plaza, No. 168 Xizhimenwai Street, Haidian District, Beijing, 100044, China

Item 2.

(a)	Name of Person Filing: Nick Ning YANG

(b)	Address of Principal Business Office or, if None, Residence: 35th Floor, Tengda Plaza, No. 168 Xizhimenwai Street, Haidian District, Beijing, 100044, China

(c)	Citizenship: United States of America

(d)	Title of Class of Securities: Ordinary shares

(e)	CUSIP Number: 50047P104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	□	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	□	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	□	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	□	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	□	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	□	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	□	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	□	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	□	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	□	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	□	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _____________________________________________________________________________.

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As of February 11, 2011:

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(a)	Amount beneficially owned: 188,466,160

(b)	Percent of class: 12.5%**

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 188,466,160

	(ii)	Shared power to vote or to direct the vote: N/A

	(iii)	Sole power to dispose or to direct the disposition of: 188,466,160

	(iv)	Shared power to dispose or to direct the disposition of: N/A

___________________
**
The percentage used herein is calculated based upon the 1,510,906,573 ordinary shares of the Issuer issued and outstanding as of February 11, 2011 (based on information provided by the Issuer to the Reporting Person on February 11, 2011).

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2011 (Date)
/s/ Nick Yang (Signature)
Nick Yang (Name and Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations. (see 18 U.S.C. 1001).

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